UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

CrowdStrike Holdings, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0005 per share

(Title of Class of Securities)

22788C105

(CUSIP Number)

June 11, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 22788C105		13G

1	Name of Reporting Persons Warburg Pincus Private Equity X, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 53,235,674(1)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 53,235,674 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 53,235,674 (1)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 72.0% (2)(3)

12	Type of Reporting Person PN

(1) Consists of 53,235,674 shares of Class B common stock, par value $0.0005 per share (“Class B Common Stock”) of CrowdStrike Holdings, Inc. (the “Issuer”).  The rights of the holders of Class A common stock, par value $0.0005 per share (“Class A Common Stock”) and Class B Common Stock are identical, except with respect to voting and conversion rights.  Each share of Class A Common Stock is entitled to one vote per share.  Each share of Class B Common Stock is entitled to ten votes per share and is convertible into one share of Class A Common Stock, including at the option of the holder thereof.

(2) Based on the quotient obtained by dividing (a) the aggregate number of shares of Class A Common Stock and Class B Common Stock beneficially owned by the Reporting Person as set forth in Row 11 by (b) the sum of (i) 20,700,000 shares of Class A Common Stock outstanding as of June 11, 2019, as reported on the Registration Statement filed by the Issuer with the U.S. Securities and Exchange Commission on June 11, 2019 and (ii) 53,235,674 shares of Class B Common Stock beneficially owned by the Reporting Person that are convertible into Class A Common Stock. The aggregate number of shares of Class B Common Stock beneficially owned by the Reporting Person as set forth in clauses “(a)” and “(b)” of this footnote are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the Reporting Person for the purpose of this Schedule 13G.

(3) The percentage ownership of the Reporting Person reported in this Schedule 13G does not give effect to the ten votes per share of Class B Common Stock because these shares are treated as converted into Class A Common Stock for the purpose of this Schedule 13G, as described in footnote 2 above.

CUSIP No. 22788C105		13G

1	Name of Reporting Persons Warburg Pincus X Partners, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 1,703,102(1)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 1,703,102(1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,703,102(1)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 7.6% (2)(3)

12	Type of Reporting Person PN

(1) Consists of 1,703,102 shares of Class B Common Stock of the Issuer.  The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to voting and conversion rights.  Each share of Class A Common Stock is entitled to one vote per share.  Each share of Class B Common Stock is entitled to ten votes per share and is convertible into one share of Class A Common Stock, including at the option of the holder thereof.

(2) Based on the quotient obtained by dividing (a) the aggregate number of shares of Class A Common Stock and Class B Common Stock beneficially owned by the Reporting Person as set forth in Row 11 by (b) the sum of (i) 20,700,000 shares of Class A Common Stock outstanding as of June 11, 2019, as reported on the Registration Statement filed by the Issuer with the U.S. Securities and Exchange Commission on June 11, 2019 and (ii) 1,703,102 shares of Class B Common Stock beneficially owned by the Reporting Person that are convertible into Class A Common Stock. The aggregate number of shares of Class B Common Stock beneficially owned by the Reporting Person as set forth in clauses “(a)” and “(b)” of this footnote are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the Reporting Person for the purpose of this Schedule 13G.

(3) The percentage ownership of the Reporting Person reported in this Schedule 13G does not give effect to the ten votes per share of Class B Common Stock because these shares are treated as converted into Class A Common Stock for the purpose of this Schedule 13G, as described in footnote 2 above.

CUSIP No. 22788C105		13G

1	Name of Reporting Persons Warburg Pincus X GP L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 54,938,776(1)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 54,938,776(1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 54,938,776(1)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 72.6% (2)(3)

12	Type of Reporting Person PN

(1) Consists of 54,938,776 shares of Class B Common Stock of the Issuer.  The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to voting and conversion rights.  Each share of Class A Common Stock is entitled to one vote per share.  Each share of Class B Common Stock is entitled to ten votes per share and is convertible into one share of Class A Common Stock, including at the option of the holder thereof.

(2) Based on the quotient obtained by dividing (a) the aggregate number of shares of Class A Common Stock and Class B Common Stock beneficially owned by the Reporting Person as set forth in Row 11 by (b) the sum of (i) 20,700,000 shares of Class A Common Stock outstanding as of June 11, 2019, as reported on the Registration Statement filed by the Issuer with the U.S. Securities and Exchange Commission on June 11, 2019 and (ii) 54,938,776 shares of Class B Common Stock beneficially owned by the Reporting Person that are convertible into Class A Common Stock. The aggregate number of shares of Class B Common Stock beneficially owned by the Reporting Person as set forth in clauses “(a)” and “(b)” of this footnote are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the Reporting Person for the purpose of this Schedule 13G.

(3) The percentage ownership of the Reporting Person reported in this Schedule 13G does not give effect to the ten votes per share of Class B Common Stock because these shares are treated as converted into Class A Common Stock for the purpose of this Schedule 13G, as described in footnote 2 above.

CUSIP No. 22788C105		13G

1	Name of Reporting Persons Warburg Pincus X, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 54,938,776(1)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 54,938,776(1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 54,938,776(1)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 72.6% (2)(3)

12	Type of Reporting Person PN

(1) Consists of 54,938,776 shares of Class B Common Stock of the Issuer.  The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to voting and conversion rights.  Each share of Class A Common Stock is entitled to one vote per share.  Each share of Class B Common Stock is entitled to ten votes per share and is convertible into one share of Class A Common Stock, including at the option of the holder thereof.

(2) Based on the quotient obtained by dividing (a) the aggregate number of shares of Class A Common Stock and Class B Common Stock beneficially owned by the Reporting Person as set forth in Row 11 by (b) the sum of (i) 20,700,000 shares of Class A Common Stock outstanding as of June 11, 2019, as reported on the Registration Statement filed by the Issuer with the U.S. Securities and Exchange Commission on June 11, 2019 and (ii) 54,938,776 shares of Class B Common Stock beneficially owned by the Reporting Person that are convertible into Class A Common Stock. The aggregate number of shares of Class B Common Stock beneficially owned by the Reporting Person as set forth in clauses “(a)” and “(b)” of this footnote are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the Reporting Person for the purpose of this Schedule 13G.

(3) The percentage ownership of the Reporting Person reported in this Schedule 13G does not give effect to the ten votes per share of Class B Common Stock because these shares are treated as converted into Class A Common Stock for the purpose of this Schedule 13G, as described in footnote 2 above.

CUSIP No. 22788C105		13G

1	Name of Reporting Persons WPP GP LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 54,938,776(1)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 54,938,776(1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 54,938,776(1)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 72.6% (2)(3)

12	Type of Reporting Person OO

(1) Consists of 54,938,776 shares of Class B Common Stock of the Issuer.  The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to voting and conversion rights.  Each share of Class A Common Stock is entitled to one vote per share.  Each share of Class B Common Stock is entitled to ten votes per share and is convertible into one share of Class A Common Stock, including at the option of the holder thereof.

(2) Based on the quotient obtained by dividing (a) the aggregate number of shares of Class A Common Stock and Class B Common Stock beneficially owned by the Reporting Person as set forth in Row 11 by (b) the sum of (i) 20,700,000 shares of Class A Common Stock outstanding as of June 11, 2019, as reported on the Registration Statement filed by the Issuer with the U.S. Securities and Exchange Commission on June 11, 2019 and (ii) 54,938,776 shares of Class B Common Stock beneficially owned by the Reporting Person that are convertible into Class A Common Stock. The aggregate number of shares of Class B Common Stock beneficially owned by the Reporting Person as set forth in clauses “(a)” and “(b)” of this footnote are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the Reporting Person for the purpose of this Schedule 13G.

(3) The percentage ownership of the Reporting Person reported in this Schedule 13G does not give effect to the ten votes per share of Class B Common Stock because these shares are treated as converted into Class A Common Stock for the purpose of this Schedule 13G, as described in footnote 2 above.

CUSIP No. 22788C105		13G

1	Name of Reporting Persons Warburg Pincus Partners, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 54,938,776(1)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 54,938,776(1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 54,938,776(1)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 72.6% (2)(3)

12	Type of Reporting Person OO

(1) Consists of 54,938,776 shares of Class B Common Stock of the Issuer.  The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to voting and conversion rights.  Each share of Class A Common Stock is entitled to one vote per share.  Each share of Class B Common Stock is entitled to ten votes per share and is convertible into one share of Class A Common Stock, including at the option of the holder thereof.

(2) Based on the quotient obtained by dividing (a) the aggregate number of shares of Class A Common Stock and Class B Common Stock beneficially owned by the Reporting Person as set forth in Row 11 by (b) the sum of (i) 20,700,000 shares of Class A Common Stock outstanding as of June 11, 2019, as reported on the Registration Statement filed by the Issuer with the U.S. Securities and Exchange Commission on June 11, 2019 and (ii) 54,938,776 shares of Class B Common Stock beneficially owned by the Reporting Person that are convertible into Class A Common Stock. The aggregate number of shares of Class B Common Stock beneficially owned by the Reporting Person as set forth in clauses “(a)” and “(b)” of this footnote are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the Reporting Person for the purpose of this Schedule 13G.

(3) The percentage ownership of the Reporting Person reported in this Schedule 13G does not give effect to the ten votes per share of Class B Common Stock because these shares are treated as converted into Class A Common Stock for the purpose of this Schedule 13G, as described in footnote 2 above.

CUSIP No. 22788C105		13G

1	Name of Reporting Persons Warburg Pincus Partners GP LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 54,938,776(1)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 54,938,776(1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 54,938,776(1)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 72.6% (2)(3)

12	Type of Reporting Person OO

(1) Consists of 54,938,776 shares of Class B Common Stock of the Issuer.  The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to voting and conversion rights.  Each share of Class A Common Stock is entitled to one vote per share.  Each share of Class B Common Stock is entitled to ten votes per share and is convertible into one share of Class A Common Stock, including at the option of the holder thereof.

(2) Based on the quotient obtained by dividing (a) the aggregate number of shares of Class A Common Stock and Class B Common Stock beneficially owned by the Reporting Person as set forth in Row 11 by (b) the sum of (i) 20,700,000 shares of Class A Common Stock outstanding as of June 11, 2019, as reported on the Registration Statement filed by the Issuer with the U.S. Securities and Exchange Commission on June 11, 2019 and (ii) 54,938,776 shares of Class B Common Stock beneficially owned by the Reporting Person that are convertible into Class A Common Stock. The aggregate number of shares of Class B Common Stock beneficially owned by the Reporting Person as set forth in clauses “(a)” and “(b)” of this footnote are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the Reporting Person for the purpose of this Schedule 13G.

(3) The percentage ownership of the Reporting Person reported in this Schedule 13G does not give effect to the ten votes per share of Class B Common Stock because these shares are treated as converted into Class A Common Stock for the purpose of this Schedule 13G, as described in footnote 2 above.

CUSIP No. 22788C105		13G

1	Name of Reporting Persons Warburg Pincus & Co.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 54,938,776(1)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 54,938,776(1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 54,938,776(1)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 72.6% (2)(3)

12	Type of Reporting Person OO

(1) Consists of 54,938,776 shares of Class B Common Stock of the Issuer.  The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to voting and conversion rights.  Each share of Class A Common Stock is entitled to one vote per share.  Each share of Class B Common Stock is entitled to ten votes per share and is convertible into one share of Class A Common Stock, including at the option of the holder thereof.

(2) Based on the quotient obtained by dividing (a) the aggregate number of shares of Class A Common Stock and Class B Common Stock beneficially owned by the Reporting Person as set forth in Row 11 by (b) the sum of (i) 20,700,000 shares of Class A Common Stock outstanding as of June 11, 2019, as reported on the Registration Statement filed by the Issuer with the U.S. Securities and Exchange Commission on June 11, 2019 and (ii) 54,938,776 shares of Class B Common Stock beneficially owned by the Reporting Person that are convertible into Class A Common Stock. The aggregate number of shares of Class B Common Stock beneficially owned by the Reporting Person as set forth in clauses “(a)” and “(b)” of this footnote are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the Reporting Person for the purpose of this Schedule 13G.

(3) The percentage ownership of the Reporting Person reported in this Schedule 13G does not give effect to the ten votes per share of Class B Common Stock because these shares are treated as converted into Class A Common Stock for the purpose of this Schedule 13G, as described in footnote 2 above.

CUSIP No. 22788C105		13G

1	Name of Reporting Persons Warburg Pincus LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 54,938,776(1)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 54,938,776(1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 54,938,776(1)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 72.6% (2)(3)

12	Type of Reporting Person OO

(1) Consists of 54,938,776 shares of Class B Common Stock of the Issuer.  The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to voting and conversion rights.  Each share of Class A Common Stock is entitled to one vote per share.  Each share of Class B Common Stock is entitled to ten votes per share and is convertible into one share of Class A Common Stock, including at the option of the holder thereof.

(2) Based on the quotient obtained by dividing (a) the aggregate number of shares of Class A Common Stock and Class B Common Stock beneficially owned by the Reporting Person as set forth in Row 11 by (b) the sum of (i) 20,700,000 shares of Class A Common Stock outstanding as of June 11, 2019, as reported on the Registration Statement filed by the Issuer with the U.S. Securities and Exchange Commission on June 11, 2019 and (ii) 54,938,776 shares of Class B Common Stock beneficially owned by the Reporting Person that are convertible into Class A Common Stock. The aggregate number of shares of Class B Common Stock beneficially owned by the Reporting Person as set forth in clauses “(a)” and “(b)” of this footnote are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the Reporting Person for the purpose of this Schedule 13G.

(3) The percentage ownership of the Reporting Person reported in this Schedule 13G does not give effect to the ten votes per share of Class B Common Stock because these shares are treated as converted into Class A Common Stock for the purpose of this Schedule 13G, as described in footnote 2 above.

CUSIP No. 22788C105		13G

1	Name of Reporting Persons Charles R. Kaye

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 54,938,776(1)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 54,938,776(1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 54,938,776(1)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 72.6% (2)(3)

12	Type of Reporting Person IN

(1) Consists of 54,938,776 shares of Class B Common Stock of the Issuer.  The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to voting and conversion rights.  Each share of Class A Common Stock is entitled to one vote per share.  Each share of Class B Common Stock is entitled to ten votes per share and is convertible into one share of Class A Common Stock, including at the option of the holder thereof.

(2) Based on the quotient obtained by dividing (a) the aggregate number of shares of Class A Common Stock and Class B Common Stock beneficially owned by the Reporting Person as set forth in Row 11 by (b) the sum of (i) 20,700,000 shares of Class A Common Stock outstanding as of June 11, 2019, as reported on the Registration Statement filed by the Issuer with the U.S. Securities and Exchange Commission on June 11, 2019 and (ii) 54,938,776 shares of Class B Common Stock beneficially owned by the Reporting Person that are convertible into Class A Common Stock. The aggregate number of shares of Class B Common Stock beneficially owned by the Reporting Person as set forth in clauses “(a)” and “(b)” of this footnote are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the Reporting Person for the purpose of this Schedule 13G.

(3) The percentage ownership of the Reporting Person reported in this Schedule 13G does not give effect to the ten votes per share of Class B Common Stock because these shares are treated as converted into Class A Common Stock for the purpose of this Schedule 13G, as described in footnote 2 above.

CUSIP No. 22788C105		13G

1	Name of Reporting Persons Joseph P. Landy

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 54,938,776(1)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 54,938,776(1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 54,938,776(1)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 72.6% (2)(3)

12	Type of Reporting Person IN

(1) Consists of 54,938,776 shares of Class B Common Stock of the Issuer.  The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to voting and conversion rights.  Each share of Class A Common Stock is entitled to one vote per share.  Each share of Class B Common Stock is entitled to ten votes per share and is convertible into one share of Class A Common Stock, including at the option of the holder thereof.

(2) Based on the quotient obtained by dividing (a) the aggregate number of shares of Class A Common Stock and Class B Common Stock beneficially owned by the Reporting Person as set forth in Row 11 by (b) the sum of (i) 20,700,000 shares of Class A Common Stock outstanding as of June 11, 2019, as reported on the Registration Statement filed by the Issuer with the U.S. Securities and Exchange Commission on June 11, 2019 and (ii) 54,938,776 shares of Class B Common Stock beneficially owned by the Reporting Person that are convertible into Class A Common Stock. The aggregate number of shares of Class B Common Stock beneficially owned by the Reporting Person as set forth in clauses “(a)” and “(b)” of this footnote are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the Reporting Person for the purpose of this Schedule 13G.

(3) The percentage ownership of the Reporting Person reported in this Schedule 13G does not give effect to the ten votes per share of Class B Common Stock because these shares are treated as converted into Class A Common Stock for the purpose of this Schedule 13G, as described in footnote 2 above.

SCHEDULE 13G

Item 1(a)	Name of Issuer. The name of the issuer is CrowdStrike Holdings, Inc., a Delaware corporation (the “Issuer”).
Item 1(b)	Address of Issuer’s Principal Executive Offices. The principal executive offices of the Issuer are located at 150 Mathilda Place, Suite 300, Sunnyvale, California 94086.

Item 2(a)

Name of Person Filing.
This Schedule 13G is filed on behalf of the Warburg Pincus Reporting Persons (as defined below). Warburg Pincus Private Equity X, L.P., a Delaware limited partnership, or WPPE X, and Warburg Pincus X Partners, L.P., a Delaware limited partnership, or WPXP, are the “WPP Funds”. Warburg Pincus X, L.P., a Delaware limited partnership, or WP X LP, is the general partner of the WPP Funds. Warburg Pincus X GP L.P., a Delaware limited partnership, or WP X GP, is the general partner of WP X LP. WPP GP LLC, a Delaware limited liability company, or WPP GP, is the general partner of WP X GP. Warburg Pincus Partners, L.P., a Delaware limited partnership, or WP Partners, is the managing member of WPP GP. Warburg Pincus Partners GP LLC, a Delaware limited liability company, or WP Partners GP, is the general partner of WP Partners. Warburg Pincus & Co., a New York general partnership, or WP, is the managing member of WP Partners GP. Warburg Pincus LLC, a New York limited liability company, or WP LLC, is the manager of the WPP Funds. Charles R. Kaye and Joseph P. Landy, a member of our board of directors, are each Managing General Partners of WP and Managing Members and Co-Chief Executive Officers of WP LLC and may each be deemed to control the Warburg Pincus Entities.  Messrs. Kaye and Landy disclaim beneficial ownership of all shares held by the Warburg Pincus Entities.

Each of Messrs. Kaye and Landy, together with the WPP Funds, WP X LP, WP X GP, WPP GP, WP Partners, WP Partners GP, WP and WP LLC are collectively referred to herein as the “Warburg Pincus Reporting Persons.”

Item 2(b)	Address of Principal Business Office. The principal business address of each of the Warburg Pincus Reporting Persons is 450 Lexington Avenue, New York, New York 10017.
Item 2(c)	Citizenship. See Item 2(a).
Item 2(d)	Title of Class of Securities. Class A Common Stock, par value $0.0005 per share (the “Class A Common Stock”).
Item 2(e)	CUSIP Number. 22788C105

Item 3	If this statement is filed pursuant to §§240.13d—1(b) or 240.13d—2(b) or (c), check whether the person filing is a:
	☒	Not Applicable
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a—8);
(e)	☐	An investment adviser in accordance with §240.13d—1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d—1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d—1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a—3);
(j)	☐	A non-U.S. institution in accordance with §240.13d—1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with §240.13d—1(b)(1)(ii)(K).

Item 4	Ownership.

The information required by Items 4(a)-(c) is set forth in Rows 5-11 of the cover pages hereto for each Warburg Pincus Reporting Persons and is incorporated herein by reference for each such Warburg Pincus Reporting Person.

Each Warburg Pincus Reporting Person other than Messrs. Kaye and Landy expressly disclaims beneficial ownership with respect to any shares of Class A Common Stock or Class B Common Stock, par value $0.0005 per share (“Class B Common Stock”) in excess of its economic interest in the Class A Common Stock or the Class B Common Stock.  Each of Messrs. Kaye and Landy expressly disclaims beneficial ownership with respect to any Class A Common Stock or Class B Common Stock, other than any Class A Common Stock or Class B Common Stock owned of record by Mr. Kaye or Mr. Landy, respectively.

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof certain of the Warburg Pincus Reporting Persons have ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6	Ownership of More than Five Percent on Behalf of Another Person.

Other than as set forth herein, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, in excess of 5% of the total outstanding Common Stock.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Inapplicable.

Item 8	Identification and Classification of Members of the Group.

The Warburg Pincus Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)-3 of the Exchange Act. The joint filing agreement among the Warburg Pincus Reporting Persons to file this Schedule 13G jointly in accordance with Rule 13d-1(k) of the Exchange Act is attached hereto as Exhibit 99.1. Each Warburg Pincus Reporting Person other than Messrs. Kaye and Landy expressly disclaims beneficial ownership with respect to any shares of Class A Common Stock or Class B Common Stock in excess of its economic interest in the Class A Common Stock or Class B Common Stock.  Each of Messrs. Kaye and Landy expressly disclaims beneficial ownership with respect to any Class A Common Stock or Class B Common Stock, other than any Class A Common Stock or Class B Common Stock owned of record by Mr. Kaye or Mr. Landy, respectively.

Item 9	Notice of Dissolution of Group.
Inapplicable.

Item 10	Certification.
Inapplicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 18, 2019	WARBURG PINCUS PRIVATE EQUITY X, L.P.

	By:	Warburg Pincus X, L.P., its general partner
	By:	Warburg Pincus X GP L.P., its general partner
	By:	WPP GP LLC, its general partner
	By:	Warburg Pincus Partners, L.P., its managing member
	By:	Warburg Pincus Partners GP LLC, its general partner
	By:	Warburg Pincus & Co., its managing member

	By:	/s/ Steven G. Glenn
		Name:	Steven G. Glenn
		Title:	Partner

WARBURG PINCUS X PARTNERS, L.P.

	By:	Warburg Pincus X, L.P., its general partner
	By:	Warburg Pincus X GP L.P., its general partner
	By:	WPP GP LLC, its general partner
	By:	Warburg Pincus Partners, L.P., its managing member
	By:	Warburg Pincus Partners GP LLC, its general partner
	By:	Warburg Pincus & Co., its managing member

	By:	/s/ Steven G. Glenn
		Name:	Steven G. Glenn
		Title:	Partner

WARBURG PINCUS X GP L.P.

	By:	WPP GP LLC, its general partner
	By:	Warburg Pincus Partners, L.P., its managing member
	By:	Warburg Pincus Partners GP LLC, its general partner
	By:	Warburg Pincus & Co., its managing member

	By:	/s/ Steven G. Glenn
		Name:	Steven G. Glenn
		Title:	Partner

WARBURG PINCUS X, L.P.

By:	Warburg Pincus X GP L.P., its general partner
By:	WPP GP LLC, its general partner
By:	Warburg Pincus Partners, L.P., its managing member
By:	Warburg Pincus Partners GP LLC, its general partner
By:	Warburg Pincus & Co., its managing member

By:	/s/ Steven G. Glenn
	Name:	Steven G. Glenn
	Title:	Partner

WPP GP LLC

By:	Warburg Pincus Partners, L.P., its managing member
By:	Warburg Pincus Partners GP LLC, its general partner
By:	Warburg Pincus & Co., its managing member

By:	/s/ Steven G. Glenn
	Name:	Steven G. Glenn
	Title:	Partner

WARBURG PINCUS PARTNERS, L.P.

By:	Warburg Pincus Partners GP LLC, its general partner
By:	Warburg Pincus & Co., its managing member

By:	/s/ Steven G. Glenn
	Name:	Steven G. Glenn
	Title:	Partner

WARBURG PINCUS PARTNERS GP LLC

By:	Warburg Pincus & Co., its managing member

By:	/s/ Steven G. Glenn
	Name:	Steven G. Glenn
	Title:	Partner

WARBURG PINCUS & CO.

By:	/s/ Steven G. Glenn
	Name:	Steven G. Glenn
	Title:	Partner

WARBURG PINCUS LLC

By:	/s/ Steven G. Glenn
	Name:	Steven G. Glenn
	Title:	Managing Director

CHARLES R. KAYE

By:	/s/ Steven G. Glenn
Charles R. Kaye
By: Steven G. Glenn, Attorney-in-Fact*

JOSEPH P. LANDY

By:	/s/ Steven G. Glenn
Joseph P. Landy
By: Steven G. Glenn, Attorney-in-Fact*

* The Power of Attorney given by each of Mr. Kaye and Mr. Landy was previously filed with the U.S. Securities & Exchange Commission on July 12, 2016 as an exhibit to the Schedule 13D filed by WEX Inc. and is hereby incorporated by reference.

Schedule 13G Signature Page